
October 25, 2013

Via E-mail
Mr. Donald Perks
Chief Executive Officer
Rainbow International, Corp.
Besiktas Emiran CAD.
Naki Cendere Apt. No. 88/4
Istanbul, Turkey

   Re: **Rainbow International, Corp.**
      Item 4.02 Form 8-K
      Filed October 15, 2013
      File No. 333-175337

Dear Mr. Perks:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/ John Cash

            John Cash
            Accounting Branch Chief

cc: J.M. Walker & Associates